FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Hanna, David J.	**YoCream International, Inc. YOCM**		__X__ Director __X__ 10% Owner
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **March 2002**	__X__ Officer (give title below) ____ Other (specify below) **President**
5858 NE 87th Avenue (Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Portland, OR 97220-0000 (City) (State) (Zip)			__X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	03/21/2002	S		2,000	D	$5.400		D	
Common Stock	03/22/2002	S		2,000	D	$5.400		D	
Common Stock	03/22/2002	S		3,000	D	$5.500		D	
Common Stock	03/27/2002	S		1,100	D	$5.900	251,393	D	
Common Stock							1,044	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Non-Qualified Stock Option (right to buy)	$4.000	03/25/2002	H (1)			5,500	05/15/2000	10/31/2004	Common Stock	5,500		0	D	
Non-Qualified Stock Option (right to buy)	$3.210	03/25/2002	H (1)			5,000	07/26/2001	06/30/2006	Common Stock	5,000		0	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
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04/10/2002

** Signature of Reporting Person — Date

Cliff E. Spencer, Attorney-in-Fact for David J. Hanna

Form 4 - March 2002

Hanna, David J.

5858 NE 87th Avenue

Portland, OR 97220-0000

Explanation of responses:

(1) In lieu of exercising the stock option, the reporting person surrendered the stock option to the issuer for cancellation in exchange for payment in an amount equal to the difference between the exercise price and the market price.